PRESIDENT'S LETTER

Two years ago we received a mandate from Basic's shareholders for Change. We accepted that mandate: we have planned strategically; we have built efficient information systems and an operating foundation; we have developed banking relationships; and we have acquired properties. These Changes have increased shareholder value and company profits. We believe you will be pleased!

Developing the strategy . . .
Following our strategic planning efforts, Basic has successfully pursued a strategy of increasing reserves by acquiring and improving producing properties While we recognize that many companies are moving away from an acquisition strategy, we believe opportunities still exist to increase reserves by these means. In fact, given the Company's size, its shortage of external funding and its existing internal staff strengths, the strategic planning group believes this may be the only strategy that the Company can pursue successfully. We based this strategy largely on the exodus of major and large independent oil and gas companies from the United States to overseas areas. Management believes this exodus or divestiture of producing properties is particularly intense in the Rocky Mountain Region. And, while large packages of producing properties are selling at premium prices, smaller packages of distressed properties are often sold at a discount. Based on these beliefs, we will continue looking for acquisition opportunities to develop the Company's production base.

Building the foundation . . .
During fiscal '94, when devastatingly low oil prices precluded us from focusing on growth, we used the time to restructure and refocus internally. We empowered our employees to take greater responsibilities. We adjusted our accounting and data systems to provide meaningful and timely information on our operations and cost structure. We sold our office building and moved the corporate headquarters to downtown Denver for increased exposure to acquisition and drilling opportunities.

Efforts to establish a banking relationship were rewarded in August 1994. At that time, Norwest Bank, Denver, N.A. extended to us a $500,000 term loan to be used to develop our Antenna Federal prospect in Weld County, Colorado. Based on the success of this venture, in March 1995, the Bank increased this loan to $1,120,000. This allowed us to pursue acquisitions in the Williston basin of Montana and North Dakota. This marks the first time since the early 80's that the Company has been extended new bank credit and dramatically enhances our ability to pursue our growth objectives.

We built a foundation primed for growth and we can now say that Basic is favorably positioned to exploit marginal properties in today's highly competitive acquisition market.

Redeploying the assets . . .
Having extinguished our mortgage debt through the sale of our office building and with a new loan in place, we set out to redeploy assets from office buildings and low-return cash equivalents to oil and gas properties. The Company successfully drilled the two remaining J Sand development locations on the Antenna Prospect in the Denver-Julesburg basin, northeast of Denver, Colorado. In addition, we recompleted and commingled the Codell and Niobrara formations with J Sand production on the two existing J Sand producers. Next, in March 1995, we sold the deep exploration rights underlying our West Cole Unit in Webb County, Texas and generated $186,000 in cash. With the help of this cash and the expanded credit facility noted above, we acquired approximately 60 properties in the Williston Basin. The Company paid approximately $800,000 for this package. We believe some wells in this package have the potential for increased cash flow and exploitation opportunities that could yield additional reserves.

Resulting in . . .
At March 31, 1995, the Company's discounted present value of its estimated proved reserves was approximately $3,437,000, reflecting a 114 percent increase over the previous year's reserves of $1,607,000. This increase was primarily the result of the Williston Basin acquisition, the newly drilled and recompleted wells on the Antenna Federal prospect, and an increase in the price of oil.
Oil and gas sales revenue increased $188,000 (15 percent) from 1994. Thirteen percent of this was due to an increase in oil production and 34 percent was a direct result of increased oil prices. In addition, $126,000 (67 percent) was due to the increase in gas volumes and was partially offset by $26,000 (14 percent) reduction attributable to soft gas prices. It should be noted, revenue was not affected by the Williston basin acquisition because it occurred at our fiscal year end. The impact of this acquisition should be apparent in the current fiscal year.

Finally, operations in fiscal year-end March 31, 1995, resulted in $90,000 of net income compared to a net loss of $174,000 for fiscal year-end March 31, 1994. The 1994 loss was substantially attributable to devastatingly low oil prices.

Visualizing the future . . .
We believe the recent Williston Basin acquisition gives us numerous opportunities to increase cash flow and provide opportunities to exploit additional reserves. In addition, two large independent companies and one major company have recently divested all of their properties in the Williston Basin. "Spin-off's" from these divestitures should create additional acquisition opportunities in the coming year. We intend to pursue these opportunities in the hopes of growing the Company's cash flow and reserves.

The Company will require additional capital to fund these pursuits. Unfortunately, the Company's balance sheet has little capacity for additional debt. As a result, management is acutely aware of the need for additional equity financing to fund its desires for growth. While addressing the care and concerns of existing shareholders, management is in the initial stages of exploring methods of developing a stronger capital base.

If we are successful in securing capital to fund our exploitation and acquisition efforts, we envision meeting NASDAQ's listing requirements. We believe relisting the Company's stock should provide increased liquidity and enhanced shareholder value.

Finally, over the past two years we have learned how costly it is to communicate with you, our shareholders. With over 5,000, it is simply not possible for a company of our size to communicate with you as often as we would like. We value our relationship with you and encourage your ideas and input. Despite this lack of communication, we hope you can see that we took your mandate for Change two years ago seriously and it has resulted in many positive improvements. The progress will continue as we Exploit, Acquire, Recapitalize and Relist. And, in the process -- enhance shareholder value.

Very truly yours,



Ray Singleton
President and Chief Executive Officer


                                      APPENDIX

On page 2 of the printed document is a bar chart that shows the Company's estimated proved reserves in terms of barrels of oil equivalent for the past three years.

Also on page 2 of the printed document is a bar chart that shows the Company's oil and gas sales revenue for the past three years.

On page 3 of the printed document is a bar chart that shows the Company's net income for the past three years.